

22003042

ON

Washington, D.C. 20549

ANNUAL REPORTS

FORM X-17A-5

PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-51062

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Tritaurian Capital, Incorporated__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__430 Park Avenue, 19th Floor__

                                   (No. and Street)

__New York__   __New York__   __10022__

          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__William B. Heyn__   __(212) 249-1827__   __wheyn@tritauriancapital.com__

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Berkower LLC__

                    (Name – if individual, state last, first, and middle name)

__517 Route One, Suite 4103__   __Iselin__   __NJ__   __08830__

(Address)   (City)   (State)   (Zip Code)

__09/18/2003__   __217__

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Heyn , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tritaurian Capital, Incorporated , as of December 31 , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition. ·
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Tritaurian Capital, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Tritaurian Capital, Incorporated** (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
January 31, 2022

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 17,666
Prepaid expenses	17,698
Total Assets	$ 35,364

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ -

Stockholder's Equity:

Common stock – no par value, 100 shares authorized, issued and outstanding	47,497
Additional paid-in capital	141,419
Deficit	(153,552)
Total Stockholder's Equity	35,364
Total Liabilities and Stockholder's Equity	$ 35,364

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:	
Investment banking income	$ 395,000
Total Revenue	395,000
Expenses:	
Management fees	361,400
Regulatory fees	20,991
Professional fees	9,932
Other operating expenses	990
Total Expenses	393,313
Net Income	$ 1,687

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances, January 1, 2021	$ 47,497	$ 141,419	$ (155,239)	$ 33,677
Contributed Capital	-	-	-	-
Net Income	-	-	1,687	1,687
Balances, December 31, 2021	$ 47,497	$ 141,419	$ (153,552)	$ 35,364

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities:

Net Income	$ 1,687
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:	
(Increase) decrease in operating assets: Prepaid expenses	63
Net Cash From Operating Activities	1,750
Increase (decrease) in cash	1,750
Cash, Beginning of Year	15,916
Cash, End of Year	$ 17,666

Supplemental Cash Flow Disclosures:

Interest paid	$ -
Income taxes paid	$ -

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note (1) - Nature of business:

Tritaurian Capital, Incorporated (the "Company") is incorporated in Delaware and is 100% owned by Tritaurian Holdings, Incorporated ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in (a) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and (c) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication.

Note (2) – Summary of significant accounting policies:

(A) Investment banking revenue:
The Company earns fees from clients for private placements of debt and equity instruments and participation in underwriter selling groups, advisory services fees for advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring and fees for mutual fund retailing, selling of variable life insurance or annuities and real estate syndication. Fees from private placements of securities are recognized when the agreed-upon services have been completed and performance under the agreement has been met through the closing of a transaction. Advisory fees, including mergers and acquisitions fees, general advisory fees and retainer fees are recognized when the agreed-upon services have been completed and performance under the agreement has been met though the provision of those services. On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

(B) Income taxes:
The Company has elected and the stockholder has consented, to have the Corporation report its income or loss for Federal Corporation and state tax purposes as an "S" Corporation. The Parent will report the net taxable income or loss in its corporate return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2021

Note (2) - Summary of significant accounting policies - cont'd:

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash balances are held with a major financial institution in New York. As of December 31, 2021, there were no cash equivalents.

(D) Financial instruments:
On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The Company does not have any financial instruments on or off its balance sheet that would be subject to ASC 326 and the adoption of ASC 326 did not have an effect on its balance sheet.

(E) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(F) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(G) Concentration of revenues
The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues. For the year ended December 31, 2021, a single client represented 90% of the Company's revenue. The Company's Chief Executive Officer also serves as an advisory board member for this client.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2021

Note (3) - Related party transactions:

The Company has entered into an expense sharing agreement with its Parent pursuant to Items 2 and 3 of the SEC Interpretation Letter dated July 11, 2003. During 2021, expenses pursuant to the expense sharing agreement amounted to $8,811 which were covered in the discretionary management fees noted below.

For the year ended December 31, 2021, the Company paid discretionary management fees to its Parent. The total amount paid and expensed during 2021 was $361,400.

Note (4) – Accounting for income taxes:

The Company is organized in the State of Delaware as an "S" Corporation. The Company's Parent has made a Qualified Subchapter S Subsidiary Election. Accordingly, no provision for federal income taxes has been made in these financial statements because the Parent is responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes on a consolidated basis. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2018.

Note (5) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $17,666, which exceeded its requirement of $5,000 by $12,666. The Company had a percentage of aggregate indebtedness to net capital of 0% as of December 31, 2021.

TRITAURIAN CAPITAL, INCORPORATED

**NOTES TO FINANCIAL STATEMENTS
(CONTINUED)**

DECEMBER 31, 2021

Note (6) Subsequent events:

(A) Financials
Management has evaluated subsequent events through January 31, 2022.

(B) SARS-CoV-2
COVID-19 is not expected to have a significant impact on the Company. Management has determined that there is no material uncertainty that casts doubt on the entity's ability to continue as a going concern. It expects that COVID-19 might have some impact, though not significant, for example, in relation to expected future performance, or the effects on some future asset valuations.

(C) Capital Infusion
On January 5, 2022 the Company received a capital infusion from its parent company Tritaurian Holdings, Incorporated. The infusion, in the amount of $500,000, was sequestered in a separate banking account to be reserved and applied to the Company's future Net Capital requirements for anticipated new business lines, subject to a Continuing Membership Application with FINRA.

TRITAURIAN CAPITAL, INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2021

Computation of Net Capital

Stockholder's Equity	$ 35,364
Non-allowable assets:	
Prepaid expenses	17,698
Total non-allowable assets	17,698
Net capital before haircuts on proprietary positions	17,666
Haircuts	-
Net capital	17,666
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 0.	5,000
Excess net capital	$ 12,666
Ratio of aggregate indebtedness to net capital	0 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2021):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 17,666
Net capital, as per above	17,666
There are no material differences	$ -

TRITAURIAN CAPITAL, INCORPORATED

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2021

Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Tritaurian Capital, Incorporated at and for the year ended December 31, 2021.

Tritaurian Capital, Incorporated is exempt from providing this information.

Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Tritaurian Capital, Incorporated at and for the year ended December 31, 2021.

Tritaurian Capital, Incorporated is exempt from providing this information.



517 Route One, Suite 4103
Iselin, NJ 08830
☏ (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Tritaurian Capital, Incorporated

We have reviewed management's statements, included in the accompanying Tritaurian Capital, Incorporated Exemption Report, in which Tritaurian Capital, Incorporated (the "Company") (1) stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and that it is filing an exemption report in reliance on Footnote 74 of the Securities and Exchange Commission ("SEC") Release 34-70073 adopting amendments to 17 C.F.R . § 240 17a-5, because the Company limits its business activities exclusively to: (a) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and/or (c) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) and (2) the Company stated that the Company met the identified Footnote 74 provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions set forth in 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions set forth in 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
January 31, 2022

Tritaurian Capital, Incorporated Exemption Report

Tritaurian Capital, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (2) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and/or (3) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Tritaurian Capital, Incorporated

I, William B. Heyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William B. Heyn, Chief Executive Officer

January 31, 2022